Exhibit 99.1

“Not for distribution in the United States of America, Canada, Australia and Japan

Biofrontera Aktiengesellschaft

Leverkusen

ISIN: DE0006046113 / WKN: 604611

Subscription offer

The shareholders’ meeting of Biofrontera AG (hereinafter referred to as the “Company” or also the “Issuer”) of May 28, 2020, resolved to increase the share capital of the Company by up to EUR 8,969,870 by issuing up to 8,969,870 new no-par value registered shares with a notional interest in the share capital of EUR 1.00 each (“New Shares”) against cash contributions. The New Shares carry full dividend rights from January 1, 2020. They will be issued at an issue price of EUR 1.00 (par) per New Share, thus at a total issue price of up to EUR 8,969,870.

The New Shares are to be offered to the shareholders for subscription. The subscription right is granted in such a way that the New Shares are subscribed and taken over by a bank to be selected and instructed by the management board, or by a company operating in accordance with Section 53 para. 1 sentence 1 or Section 53b para. 1 sentence 1 or para. 7 of the German Banking Act (Kreditwesengesetz, KWG) with the obligation to offer them to the shareholders for subscription at a ratio of 5 : 1 at a subscription price still to be determined, and to transfer the additional proceeds - after deduction of fees, costs and expenses to be paid or reimbursed by the Company - to the Company (so-called indirect subscription right). One new share can therefore be subscribed for every five old shares. The subscription ratio is made possible by the waiver of subscription rights by a shareholder.

If New Shares are not subscribed for within the subscription period by exercising the subscription right, they may, in accordance with the resolution of the shareholders’ meeting, be offered to shareholders in compliance with the principle of equal treatment (§ 53a Stock Corporation Act) in excess of their subscription right (additional subscription) and to third parties in a private placement at the fixed subscription price.

The management board was authorized, with the approval of the supervisory board, to determine the further details of the capital increase and its implementation, in particular the subscription price and the further conditions for the issue of the New Shares.

Quirin Privatbank AG, Kurfürstendamm 119, 10711 Berlin (hereinafter also referred to as the “Underwriter”) has undertaken in a share underwriting agreement dated February 04, 2021 (the “Underwriting Agreement”), subject to certain conditions, in particular the conditions set out below in the section “Important Notes”, to offer the New Shares for subscription to the shareholders of the Company by way of indirect subscription rights and to offer any non-subscribed New Shares to existing shareholders of the Company and other investors by way of additional subscription and/or private placement, respectively, and to subscribe for New Shares at the fixed issue price of EUR 1.00 per New Share and to take them over with the obligation to deliver them to the shareholders of the Company who have exercised their subscription rights and to other investors who have been allocated non-subscribed shares in the course of the additional subscription and private placement, respectively, and to transfer the additional proceeds, i.e. the difference between the issue price of EUR 1.00 and the subscription price, to the Company after deduction of fees, costs and expenses to be paid or reimbursed by the Company. In accordance with the resolution of the shareholders’ meeting, the New Shares will be offered to the shareholders at a ratio of 5 : 1 (“Subscription Ratio”) at a subscription price to be determined.

The Company hereby announces the subscription offer of the Underwriter.

The subscription rights (ISIN DE000A3H3LH0 / WKN A3H 3LH) (the “Subscription Rights”) are expected to be booked to the shareholders’ depositary banks by Clearstream Banking AG on the morning of February 10, 2021.

The shareholders or holders of Subscription Rights are requested to exercise their Subscription Rights to the New Shares, in order to avoid exclusion, in the period from February 08, 2021(inclusive) to February 22, 2021 noon CET (the “Subscription Period”).

via their respective depositary bank at the subscription agent. Subscription Rights not exercised in due time will expire and be derecognized without value after the end of the Subscription Period. There will be no compensation for Subscription Rights that were not exercised.

The subscription agent is Quirin Privatbank AG, Kurfürstendamm 119, 10711 Berlin.

The Subscription Rights shall be deemed to be proof of subscription rights for the New Shares. For every five (5) no-par value shares or Subscription Rights of the Company, one (1) New Share may be subscribed for at the subscription price. No New Shares may be subscribed for fractions of New Shares resulting arithmetically from the individual shareholding on the basis of the Subscription Ratio; instead, only one New Share or a multiple thereof may be subscribed for.

Subscription price

The subscription price shall be announced by the management board, with the approval of the supervisory board, no later than three days prior to the end of the Subscription Period in the Company’s official gazette (Bundesanzeiger) and via an electronic information medium. The subscription price shall be determined in the range between (in each case inclusive of) (i) the volume-weighted average price of the Company’s shares in the XETRA electronic trading system of the Frankfurt Stock Exchange from the beginning of the Subscription Period to the day before the subscription price is determined, and (ii) the current share price of the Company at the time the subscription price is determined. When determining the final subscription price, the Company reserves the right to apply a discount of up to 20% from the price initially determined as described above. The subscription price will not exceed EUR 3.50 per share.

When deciding on the amount of the subscription price and any discount on the relevant stock market price, the management board will take into consideration, inter alia, the volatility of the share price up to the time the subscription price is determined, and capital market conditions.

Shareholders exercising Subscription Rights must pay the subscription price no later than the end of the Subscription Period (incoming). The receipt of the subscription application and the subscription price by the above-mentioned agent shall be decisive for compliance with the Subscription Period.

Subscription rights trading

The Company will endeavor to arrange for Subscription Rights to be traded on the open market of a stock exchange in the Federal Republic of Germany. A guarantee that such a listing will take place is expressly not given. There are no plans to settle Subscription Rights not exercised via the Underwriter. It is expected that the old shares will be listed “ex-subscription rights” from February 08, 2021.

Utilization of unsubscribed New Shares; additional subscription

In the event that not all New Shares are subscribed for under the statutory subscription right, the unsubscribed New Shares will be offered by the Underwriter (if necessary through other financial service providers) at the subscription price to new investors who are not yet shareholders of the Company (the “Private Placement”). In addition, they may be offered to shareholders of the Company or holders of Subscription Rights for further subscription (the “Additional Subscription”).

Shareholders or holders of Subscription Rights who wish to subscribe for additional New Shares at the subscription price in excess of their Subscription Rights quota under the Additional Subscription must submit their binding subscription order to the Underwriter via their custodian bank within the Subscription Period.

Settlement

The depository banks are requested to submit the subscription applications (including Additional Subscription requests) collectively in one application to the Underwriter by February 22, 2021 noon CET at the latest and to pay the subscription price per New Share to the Underwriter also by the end of the Subscription Period at the latest.

For this purpose, we request that the depositary banks be instructed accordingly. The depository banks are requested to indicate separately in their subscription notification the New Shares to be subscribed for by way of Additional Subscription and to state the total number of securities accounts in whose favor the subscription and Additional Subscription will be exercised. If an Additional Subscription request cannot be fulfilled or cannot be fulfilled in full, the shareholder will be refunded the amount paid for the purchase, less any bank commission incurred.

Shareholders or holders of Subscription Rights will be charged the usual bank fees by the depositary banks for the subscription and Additional Subscription.

Allocation

If, due to oversubscription, it is not possible to deliver all of the New Shares requested in the Additional Subscription and requested by new investors in the Private Placement, the New Shares will be allocated until the entire volume of the subscription offer has been exhausted. There will be no preferential treatment of shareholders vis-à-vis new investors. The shareholders are not entitled to an allocation within the scope of the Additional Subscription. If an allocation is made within the Additional Subscription, it will be made in compliance with the principle of equal treatment within the meaning of Section 53a of the German Stock Corporation Code (Aktiengesetz, AktG).

Important Notes

In connection with the subscription offer, the Company has prepared a securities prospectus which was approved by the German Federal Financial Supervisory Authority (BaFin) on February 04, 2021 (the “Prospectus”) and is available on the Company’s website (www.biofrontera.com). Shareholders and investors are advised to read the Prospectus carefully before deciding on the exercise, acquisition or disposal of Subscription Rights or the acquisition of shares and, in particular, to consider the risks described in the section “Risk Factors” when making their decision.

Furthermore, pursuant to the provisions of the Underwriting Agreement, the Underwriter is entitled, under certain circumstances, to rescind the Underwriting Agreement and thus its obligation to the Company with respect to the subscription and securities settlement of the New Shares and to terminate the implementation of the subscription offer. Such circumstances include material adverse changes in the condition regarding assets and liabilities, financial position or operations of the Company and its subsidiaries, significant restrictions on stock exchange trading or banking activities in Frankfurt, London or New York, the outbreak or escalation of armed conflicts or other disasters or crises affecting the Federal Republic of Germany, the United Kingdom or the United States of America which result in or are expected to result in material adverse effects on the financial markets in these countries. Furthermore, the obligation of the Underwriter to subscribe for the New Shares shall end if the implementation of the capital increase has not been entered in the Commercial Register of the Local Court of Cologne by February 26, 2021, 24:00 hours (CET) at the latest.

In the event of rescission or termination of the Underwriting Agreement prior to registration of the implementation of the capital increase in the commercial register, the shareholders’ Subscription Rights shall expire without compensation. In such case, there will be no reversal of Subscription Rights trading by the agents brokering the Subscription Rights transactions. Investors who have acquired Subscription Rights via a stock exchange would accordingly suffer a loss in this case. If short sales have already taken place prior to the entry of the New Shares in the securities accounts of the respective purchasers, the seller alone shall bear the risk of not being able to fulfill the obligations entered into through a short sale by timely delivery of New Shares.

However, if the Underwriter withdraws from the Underwriting Agreement after registration of the implementation of the capital increase in the Commercial Register, the shareholders who have exercised their Subscription Rights may acquire the New Shares at the subscription price, unless the Company for its part terminates the subscription offer, as it is entitled to do. In the latter case, the statements in the last paragraph shall apply.

If the Underwriting Agreement is terminated after settlement of the subscription offer by the Underwriter, which is also possible after delivery and settlement of the New Shares subscribed for in the subscription offer and listing, this would only apply to the New Shares not subscribed for. Share purchase agreements for unsubscribed New Shares are therefore subject to cancellation. If short sales have already taken place at the time of cancellation of share subscriptions, the seller of these shares alone bears the risk of not being able to fulfill his delivery obligation by delivering New Shares.

Securitization and delivery of the New Shares

The New Shares will be securitized in a global certificate which will be deposited with Clearstream Banking AG, Frankfurt am Main. There is no entitlement to individual certificates. The acquired New Shares are expected to be booked into the securities accounts of the acquirors on or about March 1, 2021.

Stock exchange admission and trading in the New Shares

Application for admission of the New Shares to trading on the regulated market of the Düsseldorf Stock Exchange and the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard) is expected to be made on February 1, 2021. The admission decision is expected on or around February 25, 2021. Commencement of trading and inclusion of the New Shares in the existing listing on the aforementioned stock exchanges is expected on or about March 1, 2021.

Stabilization measures

No stabilization measures will be implemented.

Selling restrictions

The subscription offer will be conducted exclusively in accordance with German law. It will be announced in the Federal Gazette in accordance with the relevant provisions of stock corporation law and with the articles of association of the Company. No further announcements, registrations, admissions or approvals by or with bodies outside the Federal Republic of Germany are envisaged either for the New Shares or for the Subscription Rights or for the subscription offer. The announcement of the subscription offer serves exclusively to comply with the mandatory provisions of the Federal Republic of Germany and is not intended to be used for the submission or publication of the subscription offer in accordance with the provisions of legal systems other than those of the Federal Republic of Germany, nor for any public advertising of the subscription offer which may be subject to the provisions of legal systems other than those of the Federal Republic of Germany.

Any publication, dispatch, distribution or reproduction of the subscription offer or of a summary or other description of the terms and conditions contained in the subscription offer may be subject to restrictions abroad. With the exception of publication in the Federal Gazette and forwarding of the subscription offer with the approval of the Company, the subscription offer may not be published, sent, distributed or forwarded by third parties, either directly or indirectly, in or to foreign countries, to the extent that this is prohibited under the applicable foreign provisions or is dependent on compliance with official procedures or the granting of approval. This also applies to a summary or other description of the terms and conditions contained in this subscription offer. The Company does not warrant that the publication, dispatch, distribution or dissemination of the subscription offer outside the Federal Republic of Germany is in compliance with the respective applicable legal provisions.

The acceptance of this subscription offer outside the Federal Republic of Germany may be subject to restrictions. Persons wishing to accept the subscription offer outside the Federal Republic of Germany are requested to inform themselves about any restrictions existing outside the Federal Republic of Germany.

An offer in the United States of America, Japan, Canada and Australia will not take place. The New Shares have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”) or with the securities regulatory authorities of any state of the United States of America. The New Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States of America except pursuant to an exemption from the registration requirements of the Securities Act and the securities laws of each state of the United States of America. The same applies to an offer, sale or delivery to U.S. persons within the meaning of the Securities Act.

Leverkusen, February 2021

Biofrontera AG

The Management Board”